June 28, 2019

VIA EDGAR

Mr. Edward Kelly

Ms. Amanda Ravitz

Staff Attorneys

Division of Corporation Finance

Office of Manufacturing and Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Crown Electrokinetics Corp.

Registration Statement on Form S-1,

submitted December 28, 2018

Dear Mr. Kelly and Ms. Ravitz:

On behalf of Crown Electrokinetics Corp. (the “Company”), we are transmitting the following responses to the Staff’s letter, dated May 13, 2019, and supplemental email received May 14, 2019, containing the Staff’s comments regarding the Registration Statement on Form S-1 (the “Registration Statement”) originally submitted to the United States Securities and Exchange Commission (the “Commission”) on December 28, 2018. Simultaneously herewith, the Company is filing an Amendment No. 2 to the Registration Statement (the “Second Amendment”). For your convenience, the full text of each of the Staff’s comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

Our Company, Overview, page 1

1. Refer to comment 4 and also comment 16 in our February 22, 2019 letter. Make clear here and elsewhere in the prospectus that Hewlett-Packard owns the seven patents which you use and that you have the option to purchase these patents by January 31, 2021 which you have not exercised as of the date of the prospectus.

RESPONSE: The Company has revised the Registration Statement accordingly.

An active trading market for our common stock may not develop, page 8

2. Make clear here and elsewhere in the prospectus that your common stock is not listed on a national securities exchange or quoted on The OTC Bulletin Board or one of the three marketplaces of OTC Link.

RESPONSE: The Company has revised the Registration Statement accordingly.

Mr. Kelly and Ms. Ravitz

June 28, 2019

Management's plans and basis of presentation, page 14

3. Disclosure in the fourth paragraph that the first amendment to your intellectual property agreement with Hewlett-Packard allocated $25,000 of the $200,000 purchase price to acquire equipment to be used in your research is inconsistent with disclosure in the first amendment to your intellectual property agreement with Hewlett-Packard filed as part of Exhibit 10.1 that $75,000 of the research license fee is to be paid upon completion of the technology transfer and $100,000 of the research license fee is to be paid upon the first anniversary of the intellectual property agreement's effective date. Please reconcile the disclosures.

RESPONSE: The Company has revised the Registration Statement accordingly by clarifying the disclosure accordingly.

Intellectual Property, page 24

4. Disclosure that you have the option to purchase before January 31, 2020 the seven patents that you currently license from Hewlett-Packard is inconsistent with disclosure on page 14 and elsewhere that you have the option to purchase before January 31, 2021 the seven patents that you currently license from Hewlett-Packard. Please reconcile the disclosures.

RESPONSE: The Company has revised the Registration Statement accordingly to state that the option must be exercised prior to January 31, 2021, pursuant to the third amendment to the Intellectual Property Agreement.

Selling Stockholders, page 37

5. Your * footnote does not appear in the table. Please revise.

RESPONSE: The Company has revised the Registration Statement accordingly.

Exhibits

Exhibit 10.1, page II-2

6. The exhibit index indicates that your intellectual property agreement and its amendments are filed as Exhibit 10.1. Exhibit 10.1 includes the first and third amendments to the intellectual property agreement but does not include the intellectual property agreement or the second amendment to the intellectual property agreement which were filed on December 28, 2018. Please file the intellectual property agreement and all of its amendments as a single exhibit in the next amendment to the registration statement.

RESPONSE: The Intellectual Property Agreement and all three amendments thereto are being filed with the Second Amendment.

Mr. Kelly and Ms. Ravitz

June 28, 2019

General

7. We note that you removed disclosure relating to your application for the listing of your common stock on The Nasdaq Capital Market throughout the registration statement. Please revise disclosure throughout the registration statement to indicate that the shares of common stock being offered for sale by the selling stockholders will be sold at a fixed price which you specify in the prospectus until your shares of common stock are listed on a national securities exchange, or are quoted on the OTC Bulletin Board, or are quoted in the OTCQX marketplace or the OTCQB marketplace of OTC Link and after that at prevailing market prices or privately negotiated prices.

RESPONSE: The Company has revised the Registration Statement accordingly.

8. We note your response to comment 2 in our February 22, 2019 letter.  We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.”  Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.  In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.  If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

RESPONSE: The Company has revised the Registration Statement accordingly to remove the risk factor, as it was inconsistent with the Company’s governing documents.

If you have any questions or comments regarding the foregoing, please feel free to contact me.

Very truly yours,

/s/ Douglas Croxall
Douglas Croxall

Enclosure